EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
KADMON HOLDINGS, INC.

(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware)

Kadmon Holdings, Inc. (hereinafter called the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

FIRST: A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

RESOLVED: That the first paragraph of Article IV of the Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

"ARTICLE IV A. The total number of shares of capital stock of all classes which the Corporation shall have authority to issue is 410,000,000 shares, consisting of: 400,000,000 shares of common stock, $0.001 par value per share (the "Common Stock") and 10,000,000 shares of preferred stock, par value $0.001 per share ("Preferred Stock")."

SECOND: This Certificate of Amendment shall be effective at 5:00 p.m., Eastern time, on May 15, 2019.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 15th day of May, 2019.

KADMON HOLDINGS, INC.
By:	/s/ Steven N. Gordon Steven N. Gordon, Esq. Executive Vice President and General Counsel